CM 3.22

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RECEIVED
MAR 2 2004
158
SEC MAIL SECTION
WASH., D.C.

SECURI[illegible] 04015651 [illegible]ISSION

BP 3/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Beach Capital Services Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 S. Olive Drive, Suite 100
(No. and Street)

West Palm Beach, Florida 33401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Andres 561-626-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wieseneck, Andres & Company, P.A.
(Name – *if individual, state last, first, middle name*)

772 U.S. Highway 1, Suite 100 North Palm Beach, FL 33408
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas B. Andres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palm Beach Capital Services Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Beth Ogden
Commission # CC 963571
Expires Aug. 27, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

Certified Public Accountant
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALM BEACH CAPITAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

We have audited the accompanying balance sheet of Palm Beach Capital Services Group, Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palm Beach Capital Services Group, Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

Wieseneck, Andres & Company, P.A.

February 10, 2004

PALM BEACH CAPITAL SERVICES GROUP, INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 325,726	$ 630,011
Receivable from clearing organization	23,222	38,856
Recoverable income taxes	-	5,758
Marketable securities, at market value	29,448	214,605
Prepaid expenses	1,380	6,408
Stockholder loan receivable	35,000	-
Total Current Assets	414,776	895,638
Property and Equipment		
Office furniture and equipment	139,787	45,342
Leasehold improvement	14,560	5,000
Accumulated depreciation	(30,043)	(18,370)
Net Property and Equipment	124,304	31,972
Other Assets		
Deposits	8,800	8,800
Other securities	15,600	15,600
Total Other Assets	24,400	24,400
Total Assets	$ 563,480	$ 952,010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 128,023	$ 28,348
Payable to clearing organization	31,208	217,228
Securities sold, not yet purchased, at market value	-	212,819
Total Current Liabilities	159,231	458,395
Long-Term Debt	100,000	750,000
Total Liabilities	259,231	1,208,395
Commitments and Contingencies		
Stockholders' Equity		
Common stock - $.001 par value; 25,000,000 shares authorized, 697,917 shares issued and outstanding	698	698
Paid in capital	334,665	334,665
Retained earnings (deficit)	(31,114)	(591,748)
Total Stockholders' Equity (Deficit)	304,249	(256,385)
Total Liabilities and Stockholders' Equity	$ 563,480	$ 952,010

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions	$ 61,820	$ 80,021
Investment advisory fee	-	48,867
Realized gain (loss) on sale of trading securities	(11,526)	385,360
Unrealized holding loss	(31,116)	(78,774)
Interest and dividend income	8,985	45,114
Total Revenues	28,163	480,588
Operating Expenses		
Salaries and payroll taxes	32,102	467,498
Professional fees	57,736	51,713
Floor brokerage, exchange and clearing fees	24,843	131,783
Other operating expenses	68,227	270,414
Total Operating Expenses	182,908	921,408
Loss from Operations	(154,745)	(440,820)
Other Expense		
Interest expense	(34,621)	(57,164)
Loss before Income Taxes	(189,366)	(497,984)
Provision for income taxes		
Current portion	-	-
Current tax benefit	-	5,758
Loss before Extraordinary Item	(189,366)	(492,226)
Extraordinary Item	750,000	-
Net Income (Loss)	$ 560,634	$ (492,226)

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003 and 2002

	Common Stock Par Value $.001	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2001	$ 698	$ 334,665	$ (99,522)	$ 235,841
Net loss	-	-	(492,226)	(492,226)
Balance at December 31, 2002	698	334,665	(591,748)	(256,385)
Net income	-	-	560,634	560,634
Balance at December 31, 2003	$ 698	$ 334,665	$ (31,114)	$ 304,249

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Cash received from customers	$ 1,167,101	$ 48,867
Interest and dividends received	8,985	44,619
Cash received from clearing organization (net)	63,404	699,717
Cash paid to clearing organization (net)	(260,536)	(263,868)
Cash paid to employees and suppliers of goods and services	(465,371)	(693,077)
Interest paid	(34,621)	(57,164)
Income tax refund	5,758	(13,352)
Net Cash Used in Operating Activities	484,720	(234,258)
Cash Flows From Investing Activities		
Purchase of property and equipment	(104,005)	(24,217)
Cash Flows From Financing Activities		
Repayment of loan	(650,000)	-
Loan to stockholder	(35,000)	-
Net Cash Used in Financing Activities	(685,000)	-
Net Increase (Decrease) In Cash	(304,285)	(258,475)
Cash and Cash Equivalents at Beginning of Period	630,011	888,486
Cash and Cash Equivalents at End of Period	$ 325,726	$ 630,011

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Reconciliation of Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities		
Net Income (Loss)	$ 560,634	$ (492,226)
Add items not requiring outlay of cash		
Depreciation and amortization	11,673	8,621
Unrealized holding loss	31,116	78,774
Cash was provided by		
Decrease in receivable from clearing company	15,634	-
Decrease in deposits	-	98,930
Decrease in recoverable income taxes	5,758	-
Decrease in marketable securities	154,041	-
Decrease in prepaid expenses	5,028	-
Increase in accounts payable and accrued expenses	99,675	14,400
Increase in securities sold, not yet purchased	-	212,819
Increase in payable to clearing corporation	-	195,482
Cash was used by		
Decrease in payable to clearing corporation	(186,020)	-
Decrease in income taxes payable	-	(7,594)
Decrease in other current liabilities	-	(36,824)
Decrease in securities sold not yet purchased	(212,819)	-
Increase in receivable from clearing company	-	(35,014)
Increase in recoverable income taxes	-	(5,758)
Increase in marketable securities	-	(260,379)
Increase in prepaid expenses	-	(5,489)
Net Cash Used In Operating Activities	$ 484,720	$ (234,258)
Non-Cash Transactions		
Proceeds from sale of trading securities	$ 1,154,307	$ 96,076,277
Proceeds used to acquire trading securities	$ (1,025,094)	$ (95,690,917)
Trading securities at year end	$ 29,448	$ 214,605
Trading securities payable at year end	$ (29,448)	$ (214,605)
Securities sold, not yet purchased	$ -	$ 212,819

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION

Palm Beach Capital Services Group, Inc. (the "Company") was incorporated in the State of Florida on July 20, 1999, to provide stock brokerage and dealer services on the NASDAQ stock market. The Company registered with the Securities and Exchange Commission on November 3, 1999 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD), and membership was granted on April 6, 2000. The Company operates as a broker/dealer of securities to individuals and entities primarily in the Southeastern United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Securities Transactions – Proprietary securities transactions, financial instruments that broker-dealers execute for their own account, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer security transactions are reported on the settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities and securities not readily marketable are valued at the balance sheet date at their fair value, marked to market, as determined by management.

The Clearing Firm does not require the Company to settle its account after each transaction. The net gain or loss realized by the Company on the securities bought and sold throughout the month for its own portfolio along with all commissions and interest earned, equity rebates, money market fund rebates, dividends collected, and the related clearing charges and cost of funds are settled at the end of each month. The Clearing Firm deposits the net gain or charges the net loss from trading securities to the Company's cash account at the end of each month. No interest is paid nor charged by the clearing firm on the balance that is outstanding throughout the month.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis by the clearing firm as securities transactions take place. Commissions earned in a particular month are charged to the inventory reserve account by the clearing company (see above).

Exchange Memberships – Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized as income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements – In August 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* The Company adopted the provisions of FASB Statement No. 144 as of January 1, 2002. The impact of adopting SFAS 144 has no effect on the current years financial statements. The Company reviews impairment of their long-lived assets at least annually.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, consisted of the following:

	2003	2002
Demand Deposit	$ 110,531	$ 15,038
Money Market Funds - .14%	215,196	24,542
Inventory reserve - clearing account	-	590,431
	$ 325,727	$ 630,011

The Company maintained approximately $250,000 in cash and cash equivalents at December 31, 2003 with Stern, Agee & Leach, Inc. (SAL) the Clearing Firm at December 31, 2003. The Company also maintained one cash account in excess of the FDIC insurance limits.

NOTE 4 –RECEIVABLE FROM CLEARING ORGANIZATION

Other receivables at December 31, 2003 and 2002 consist of various commission, dividend, interest and trading profits that are due to the Company by the clearing firm, SAL.. Management of the Company has determined that the amounts are all collectible, therefore, no allowance for doubtful accounts has been provided. There were no charges to bad debts in 2003 or 2002.

NOTE 5 – MARKETABLE SECURITIES

Equity securities bought and held principally for the purpose of selling them in the near future are classified as trading securities. The Company held the following securities at December 31, 2003 and 2002.

Security	2003 Shares	2002 Shares
Allegheney Energy	-	500
Alliant Energy	-	500
Bristol Myers	-	1,500
isis Pharmaceutical	-	1,000
Motorola Inc.	-	1,000
Senior Hsg Pttys	-	1,000
Parkervision, Inc.	2,508	14,470
Post Properties	-	1,000
	2,508	20,970

NOTE 5 – TRADING SECURITIES (continued)

Security	2002 Short Shares
Expedia	(1,650)
Gap, Inc.	(2,000)
Interdigitel Comm	(4,900)
	(8,550)

These securities are classified as trading securities in accordance with SFAS 115 and, accordingly, are recorded on the balance sheet at their fair value. Unrealized gains or losses at December 31, 2003 and 2002 are recorded as such in the Statement of Operations.

NOTE 6 – OTHER SECURITIES

As a member of the National Association of Securities Dealers Automated Quotation System (NASDAQ), an electronic quotation system for the over-the-counter market, the Company had an option to acquire shares of stock in the organization. The 1,200 shares of The NASDAQ Stock Market, Inc. owned by the Company are restricted (not liquid) and recorded at cost.

NOTE 7 – DEPOSITS

Deposits at December 31 consist of the following:

	2003	2002
NASDAQ Workstation Subscriber Agreement Deposit	$ 6,800	$ 6,800
Lease Deposit	2,000	2,000
Total Deposits	$ 8,800	$ 8,800

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the estimated useful lives of the assets, which is three to seven years. The leasehold improvements, which consist of circuit installation, are amortized over thirty-nine years using the straight-line method. Depreciation expense for the years ended December 31, 2003 and 2002 is $11,545 and $8,493. Amortization expense for the years ended December 31, 2003 and 2002 is $128.

NOTE 9 – NOTE PAYABLE

	2003	2002
A 4.75% (9% from inception through June 30, 2002) subordinated note payable to the principal stockholder of the Company. Interest on the noncollateralized note is payable monthly and the note matures in March 2004.		
Total Long-Term Debt	$ 100,000	$ 750,000

NOTE 10 – INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences resulting from net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets are as follows:

	December 31, 2003	December 31, 2002
Income tax benefit resulting from net operating loss 35%	$ -	$ 192,000
Valuation allowance	-	(192,000)
Net deferred tax asset	$ -	$ -

At December 31, 2002 the Company had federal income tax net operating loss carry-forward of approximately $548,000. The net operating loss carry-forward was fully utilized to reduce taxable income in 2003.

The deferred tax assets nor deferred tax benefit was recognized in 2002 due to managements determination that utilization of the net operating loss in the future was remote, therefore, a valuation allowance was established. No deferred tax liability nor a deferred tax provision was recognized in 2003.

NOTE 11 – COMMITMENTS, EXTRAORDINARY ITEMS

On May 19, 2000, the Company executed a commercial lease for approximately 1,000 square feet having an effective date of December 31, 2000 with a company (related company) owned by a stockholder of Palm Beach Capital Services. The building had been renovated and interior build-to-suit improvements were to be completed and occupancy by the Company occur by December 31, 2000. The ten year lease called for an annual rental of $20 per square foot plus applicable sales taxes ($20,000 annually, $1,667 monthly). The annual rental rate shall be increased by the rate of increase in the Consumer Price Index or 4.5% whichever is greater. The lease provides an option to renew year by year thereafter. The Company took possession in September 2003. A clause in the lease provided that, "If Landlord is unable to deliver possession of the premises on January 1, 2001, Landlord shall be liable for all damages caused thereby up to a maximum amount of One Million ($1,000,000) Dollars". The Company and the Landlord mutually agreed to a partial settlement in December 2003 in the amount of $750,000, with negotiations continuing as to other damages claimed by the Company to which the Landlord has not agreed. The partial settlement was recorded as an extraordinary item in the Statement of Income. Future minimum lease payments are as follows:

2004	$ 24,193
2005	25,281
2006	26,419
2007	27,608
2008	28,850
Thereafter	94,577
	$ 226,928

NOTE 12 – RELATED PARTY TRANSACTIONS

The majority of the Company's revenues are derived from transactions with affiliated companies related to a major stockholder of Palm Beach Capital Services, Inc. Approximately ninety percent of revenues were the result of related party transactions.

The operating lease and the resulting settlement (extraordinary item) described in Note 11 is with a related company.

The furniture, fixtures and equipment used to furnish the new business office were acquired by a related company and then billed to Palm Beach Capital. The accounts payable to the related company for the acquisition of the furniture, fixtures and equipment is approximately $100,000 at December 31, 2003.

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

We have audited the accompanying financial statements of Palm Beach Capital Services Group, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 10, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wieseneck, Andres & Company, P.A.

February 10, 2003

Schedule I

Palm Beach Capital Services Group, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

NET CAPITAL		
Total stockholders' equity		$ 304,249
Add:		
Subordinated borrowings allowable in computation of net capital		100,000
Total Capital and Allowable Subordinated Borrowings		404,249
Deductions and/or Charges:		
Nonallowable assets:		
NASD stock	$ 15,600	
Net equipment	110,591	
Other assets	36,380	(162,571)
Net capital before haircuts on security positions (tentative net capital)		241,678
Haircuts on securities		
Money markets	-	
Stocks	29,448	
Undue concentrations	3,683	(33,131)
Net Capital		$ 208,547
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet		
Payable to clearing organization		$ 31,208
Other payables and accrued expenses		143,223
Total Aggregate Indebtedness		$ 174,431
Minimum Net Capital Requirement		$ 9,549
Minimum Dollar Net Capital Requirement of Reporting Dealer		$ 100,000
Excess Net Capital		$ 108,547
Excess Net Capital at 1,000 Percent		$ 191,104
Ratio: Aggregate Indebtedness to Net Capital		.84 to 1

No material differences exist between the above computation of net capital and required net capital of Palm Beach Capital Services Group, Inc. from what was reported on the December 31, 2002 Form X-17A-5.

Schedule II

Palm Beach Capital Services Group, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Palm Beach Capital Services Group, Inc is exempt from the Computation for Determination of Revenue Requirements of rule 240. 15c3-3 – Customer Protection – reserves and custody of securities, of the Securities and Exchange Commission in accordance with section (k) (2) (ii) of that rule.

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Palm Beach Capital Services Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wieseneck, Andres & Company, P.A.

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

February 10, 2004